Exhibit 99.1

NEWS RELEASE

Precision Drilling Trust Unitholders Approve Resolutions At Annual and Special Meeting, Including Conversion To Corporation

Calgary, Alberta, Canada – May 12, 2010

Precision Drilling Trust ("Precision" or the "Trust") held its annual and special meeting of unitholders (the "Meeting") in Calgary yesterday. At the Meeting, the unitholders of the Trust adopted the special resolution authorizing the plan of arrangement to reorganize the Trust into a corporation (the "Arrangement") with over 99 per cent of the units represented at the Meeting being voted in favour of the resolution.  In addition, the Court of Queen's Bench of Alberta issued its final order approving the Arrangement earlier today.

It is presently anticipated that the conversion will be effective on or about June 1, 2010.  Following completion, the common shares of Precision Drilling Corporation, the successor to the Trust, are expected to be listed for trading on the Toronto Stock Exchange under the symbol "PD" and on the New York Stock Exchange under the symbol "PDS".

All other resolutions presented at the Meeting were also approved by the requisite majority of unitholders of the Trust. For more information, readers can view the report of voting results filed by the Trust in respect of the Meeting at: http://www.sedar.com.

Cautionary Statement Regarding Forward-Looking Information and Statements

Certain statements contained in this news release, including statements that contain words such as “anticipate”, “expect”, “believe”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, this news release contains forward-looking information and statements relating to the expectations of the Trust regarding the completion of the proposed Arrangement.  These forward-looking information and statements are based on certain assumptions and analysis made by the Trust in light of its perception of current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results or achievements will conform to the Trust’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust’s expectations. Such risks and uncertainties include, but are not limited to the failure to satisfy all conditions to the completion of the Arrangement. Consequently, all of the forward-looking information and statements made in this news release are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized. Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust
403.716.4575
403.716.4755 (FAX)

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251